

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2018

Mail Stop 4561

Daniel D. Springer
Chief Executive Officer
DocuSign, Inc.
221 Main St., Suite 1000
San Francisco, CA 94105

> **Re:** **DocuSign, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 22, 2018**
> **CIK No. 0001261333**

Dear Mr. Springer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. You disclose that your total addressable market ("TAM") is $25 billion according to your estimates. On pages 13 and 82, you indicate that your TAM was based on internally generated data and assumptions. Please revise to provide a more detailed discussion of your internally generated data and assumptions and clarify how the $25 billion figure was calculated.

2. On page 4, you reference that you "have seen enterprise customers report an average of $36 of incremental value generated per transaction when they deploy DocuSign" compared to paper-based processes. Please clarify how this figure was calculated.

Risk Factors

Indemnity provisions in various agreements potentially expose us to …, page 29

3.   Please clarify whether the indemnification provisions with your customers described in this risk factor include damages related to agreements signed electronically in your platform that were later found to not be legally binding.

We are subject to governmental export and import controls…, page 33

4.   Your website has a list of time zone abbreviations, which states that it sets forth the abbreviation, offset from Coordinated Universal Time, and name of the time zones used in the DocuSign system. This list includes information for Iran Standard Time and Tehran, and for Syria Standard Time and Damascus. Iran and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about those countries in your Form S-1. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, affiliates, partners, customers, or other direct or indirect arrangements.

The terms of our existing credit facility with Silicon Valley Bank …, page 36

5.   Please address your default and subsequent forbearance agreement from Silicon Valley Bank for failing the adjusted EBITDA covenant as of January 31, 2016, as described on page F-25, and your need to revise the EBITDA covenant. Further, please address that your Silicon Valley Bank credit facility is due to expire in May 2018.

Use of Proceeds, page 46

6.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your DocuSign platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 82 and 83 you list various aspects of your growth strategy, but do not indicate if they will be funded from offering proceeds.

7.   Risk factor disclosure suggests that offering proceeds may be used to settle tax obligations as part of the net settlement transactions after the vesting and settlement of restricted stock units. Please revise your use of proceeds disclosure to address this.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 60

8.   We note from your disclosures on page 58 that you offer access to your software platform on a subscription basis and price such subscriptions based on the functionality required by your customers and the quantity of envelopes provisioned. Please explain whether management uses the quantity of envelopes provisioned to manage the business. We refer you to Section III.B of SEC Release 33-8350.

Key Business Metrics, page 61

9.   We note from your disclosures on page 59 that the number of your customers with greater than $300,000 in ACV has increased from approximately 28 as of January 31, 2013 to more than 144 customers as of January 31, 2017. We further note from your disclosures that for your top 100 customers as measured by ACV for the year ended January 31, 2017 that placed their first order in, or prior to, the year ended January 31, 2014, their ACV has increased by a median multiple of 4.4x their initial purchase. Please tell us your consideration of providing enhanced quantitative and qualitative disclosures to explain how the ACV impacted revenues for each period presented and include an analysis of any trends or uncertainties. We refer you to Section III.B of SEC Release 33-8350.

10.   Please explain why your dollar-based net retention rate is based on a set of enterprise and commercial customers rather than your total customers. In this respect, we note from your disclosures that as of January 31, 2017, you had a total of approximately 285,000 customers, including over 25,000 enterprise and commercial customers compared to a total of approximately 210,000 customers and over 18,000 enterprise and commercial customers as of January 31, 2016. In addition, tell us whether you consider the amount of revenues attributable to enterprise and commercial customers to be a key business metric that management uses to manage the business. We refer you to Section III.B of SEC Release 33-8350.

Discussion of Results of Operations, page 64

11.   Your professional services and other revenue increased by 52% in fiscal year 2017 from fiscal year 2016, but your professional services and other cost of revenue only increased by 16% for the corresponding period. Please explain why the cost of revenue increased at a slower rate than professional services and other revenue from fiscal year 2016 to fiscal year 2017.

12.   We note from your disclosures on page 65 that the increase in subscription revenues was primarily attributable to sales to new customers, reflecting a 36% increase in total customers, as well as increased sales to existing customers. Since you indicate that new

and existing customers are significant components of revenue growth, it appears that those components should be described by their respective revenue contribution in order to understand trends in your operating results. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to 303(a)(3) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Liquidity and Capital Resources, page 67

13.   Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your day's sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

14.   We note from your disclosures on page 37 that you may spend substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering. We further note that the manner in which you fund these expenditures may have an adverse effect on your financial condition. Please revise your liquidity disclosures to address the tax liabilities that may arise upon the settlement of RSUs in connection with this offering and how you plan to settle such obligations.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 73

15.   We note from your disclosures on page 8 that 649,000 options were granted after January 31, 2017 at a weighted-average exercise price of $16.25 per share. Please tell us the estimated fair value of your common stock at each grant date after January 31, 2017 through the date of the filing.

Business

Industry Background, page 77

16.   You reference a commissioned Forrester Research study dated December 2014 that describes the challenges of paper-based signatures on page 77. On page 45, you reference two independent and third-party reports by Forrester Research dated March 2015 and October 12, 2016 that provided industry information. Please advise whether these more recent reports were based on, in part, the research created on your behalf in the December 2014 Forrester Research report. If they were, please provide us with all these reports.

The DocuSign Platform, page 79

17.   Please briefly describe your subscription pricing scheme and how it is differentiated by size of the client and distribution method. Further, please describe whether any of your customers receive free services through various marketing promotions and whether your customer metric on page 61 only includes paid subscribers.

Our Growth Strategy, page 82

18.   You indicate on page 83 that you plan on expanding your platform to "[e]xtend across the entire agreement process," to support "systems of agreement" for your customers that would allow external systems to input in the pre-agreement process and generating outputs for post-agreement actions. Please provide a more descriptive example of how this expansion of your platform would operate. Further, please clarify what steps are necessary for you to achieve this new functionality and whether offering proceeds are necessary to fund its development.

Sales, page 87

19.   Your platform is sold through a direct sales, partner-assisted sales, or web-based sales method. Please describe the contribution of each of these sales methods to your total revenue, to the extent material.

20.   You disclose partnerships with strategic partners, system integrators, independent software vendors, and distributors and resellers, and identify examples of each type of partner on page 87. Please clarify whether you generate a material amount of revenue in connection with any of these relationships.

Regulatory Environment, page 89

21.   Please revise to provide a brief summary of the laws that govern the regulatory environment of electronic signatures, including the ESIGN Act, eIDAS, and the UETA. In particular, please address consumer protections and business requirements needed to effect a legal contract electronically, such as consent provisions, requirements to retain original documentation, exclusion of certain types of contracts, etc.

Certain Relationships and Related Party Transactions, page 114

22.   We note that you have a Strategic Alliance Agreement with the National Association of Realtors for a service and joint promotion arrangement. Please clarify whether this agreement relates to your placement as the exclusive provider of electronic signature services under the REALTOR Benefits Program described on your website. Please also clarify whether you generate a material amount of revenue from REALTORS through this marketing initiative.

23.   Please revise to briefly describe the management rights and voting rights agreements that were granted in connection with your convertible preferred stock financings. To the extent that these voting rights provided director appointment or nomination rights, please clarify which current directors were appointed under such arrangements.

24.   Please revise to identify each director, executive officer, and/or principal stockholder that is a party to your investors' rights agreement that will survive the initial public offering either in this section or on pages 121 and 122. Further on page 121, please identify the "certain holders" or class of holders that have registration rights under the Investors Agreement, filed as Exhibit 10.1, would include all or nearly all of the current preferred shareholders. Refer to Item 404(a)(1) of Regulation S-K.

Principal Stockholders, page 117

25.   We note that your directors Mary Meeker, Rory O'Driscoll, Jonathan Roberts, Enrique T. Salem, Peter Slovik, and Dale A. Stinton appear to be affiliated with investment funds that purchased shares of your convertible preferred stock, but these holdings do not appear be included in their respective beneficial ownership on pages 118-119. Please clarify whether these directors have voting and/or investment power over any of the entities that own your convertible preferred stock. Please refer to Rule 13d-3 for guidance.

Description of Capital Stock

Stockholder Registration Rights, page 121

26.   We note from your disclosures that after the closing of this offering, certain holders of shares of your common stock, including certain holders of five percent of your capital stock and entities affiliated with certain of your directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. Please tell us whether there are any cash penalties associated with the registration rights or penalties resulting from delays in registering your common stock. We refer to ASC 825-20-50-1.

Consolidated Financial Statements

Note 14. Common Stock

RSUs, page F-32

27.   Please explain in detail how you calculated the $118.2 million of stock-based compensation expense relating to the 2,441,416 Liquidity Event RSUs, for which the service condition has been satisfied as of January 31, 2017. Also, explain in detail how you calculated the $150.6 million of remaining unrecognized share-based compensation

expense relating to RSUs to be recognized from February 2017 through January 2021, had the service and performance obligation requirements been met on January 31, 2017.

General

28.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

29.   If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Eric Jensen, Esq.
        Cooley LLP